Exhibit 12.1

Holly Energy Partners, L.P.

Computation of Ratio of Earnings

To Fixed Charges

(In thousands)

	Three Months Ended March 31,	Years Ended December 31,
	2015	2014	2013	2012	2011	2010

Income before income taxes	$35,197	$111,061	$83,588	$88,112	$70,271	$54,132
Share of distributed income of 50%-or-less-owned affiliates	734	2,987	2,826	3,364	2,552	2,393
Fixed charges	9,739	40,188	50,139	49,918	39,208	36,598
Interest capitalized	(278)	(1,510)	(642)	(277)	(891)	(455)
Amortization of capitalized interest	52	197	142	118	108	76

Earnings	$45,444	$152,923	$136,053	$141,235	$111,248	$92,744

Fixed charges:
Interest expense	$8,768	$36,101	$47,010	$47,182	$35,959	$34,001
Interest capitalized	278	1,510	642	277	891	455
Estimate of interest in Rental expense	693	2,577	2,487	2,459	2,358	2,142

Fixed charges	$9,739	$40,188	$50,139	$49,918	$39,208	$36,598

Ratio of Earnings to Fixed Charges	4.67	3.81	2.71	2.83	2.84	2.53